

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2013

Via E-mail
Jan Frykhammar
Executive Vice President and Chief Financial Officer
Torshamnsgatan 23, Kista
LM Ericsson Telephone Company
SE-164 83
Stockholm, Sweden

Re: **LM Ericsson Telephone Company**
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 8, 2013
Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2012
Filed June 27, 2013
File No. 0-12033

Dear Mr. Frykhammar:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. You disclose on page 173 of the 20-F and elsewhere that you have sales in Latin America, Africa and the Middle East, regions that include Cuba, Sudan and Syria. In your letter to us dated September 29, 2010, you described your activities in Cuba, Sudan and Syria. Documents on your website referring to your invoicing requirements list your addresses in Sudan and Syria. Additionally, we are aware of an article published in July 2012 stating that you have sales, and around 45 locally employed staff, in Syria.

   As you know, Cuba, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export

controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, joint venture partners or other direct or indirect arrangements, since your letter to us dated September 29, 2010. Your response should describe any services, equipment, products, information or technology you have provided to or received from Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you to have had with the governments of those countries or entities controlled by their governments.

2.   Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

                                                      Sincerely,

                                                      /s/ Cecilia Blye

                                                      Cecilia Blye, Chief
                                                      Office of Global Security Risk

cc: Larry Spirgel
         Assistant Director
         Division of Corporation Finance